EXHIBIT 12.1

CSX Corporation

Ratio of Earnings to Fixed Charges

	Six Months Ended				For the Fiscal Years Ended
	June. 25, 2004		June. 27, 2003		Dec. 26, 2003		Dec. 27, 2002		Dec. 28, 2001		Dec. 29, 2000		Dec. 31, 1999
EARNINGS:

Earnings Before Income Taxes	$227		$262		$265		$723		$448		$277		$104
Interest Expense	217		208		418		445		518		550		528
Amortization of Debt Discount	2		2		—		—		—		1		—
Interest Portion of Fixed Rent	29		31		62		77		88		109		151
Undistributed Earnings of Unconsolidated Subsidiaries	(22)		(17)		(40)		(44)		(2)		(18)		(58)

Earnings, as Adjusted	$453		$486		$705		$1,201		$1,052		$919		$725

FIXED CHARGES:

Interest Expense	$217		$208		$418		$445		$518		$550		$528
Capitalized Interest	1		1		3		3		7		6		8
Amortization of Debt Discount	2		2		—				—		1		—
Interest Portion of Fixed Rent	29		31		62		77		88		109		151

Fixed Charges	$249		$242		$483		$525		$613		$666		$687

Ratio of Earnings to Fixed Charges	1.8	x	2.0	x	1.5	x	2.3	x	1.7	x	1.4	x	1.1	x